Free Writing Prospectus

Filed Pursuant To Rule 433

Registration No. 333-206640

February 1, 2017

ETF Watch: SSgA Debuts Gold Fund
January 30, 2017
ETF.com Staff
Today State Street Global Advisors is rolling out an ETF that is very similar to its $30 billion SPDR Gold Trust (GLD), except for the fact that it comes with a currency hedge. The SPDR Long Dollar Gold Trust (GLDW) will hold a long position in physical gold in U.S. dollars and take a short position in a basket of reference currencies.
GLDW’s total expense ratio is expected to be 0.50%. It is listed on the NYSE Arca exchange.
The product tracks the Solactive GLD Long USD Gold Index, the name of which suggests that the fund will invest in the SPDR Gold Trust for its physical gold exposure, although this does not appear in the documentation anywhere. According to the prospectus, the index “reflects the price of Gold in U.S. dollars adjusted by the price of each Reference Currency comprising the FX Basket against the U.S. dollar.” The term “reference currencies” is not strictly defined, but in this case encompasses the following six currencies: the euro, Japanese yen, British pound sterling, Canadian dollar, Swedish krona and Swiss franc.
The prospectus notes that the index will generally go up when the price of gold in U.S. dollars goes up, or when the value of the U.S. dollar increases against the basket of shorted currencies, and vice versa. However, GLDW’s direction will be determined by the net effect of the change in gold price and the movement of the U.S. dollar against the currency basket.
GLDW is obviously intended as a complement to GLD, which costs 10 basis points less than GLDW. As 2017 gets rolling with an exceptionally strong dollar, there is evidence that currency may have renewed importance to investors, which could drive assets into GLDW.

SPDR® Long Dollar Gold Trust (the “Fund”) has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (“SEC”) for the offerings to which this communication relates. The Fund has also filed the prospectus with the National Futures Association. Before you invest, you should read the prospectus in the registration statement and other documents the Fund has filed with the SEC for more complete information about the Fund and these offerings. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov or by visiting spdrgoldshares.com. Alternatively, the Fund or any authorized participant will arrange to send you the prospectus if you request it by calling 866.320.4053.